  EXHIBIT 99.1

(An exploration company)

CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars – Unaudited)
		At June 30	At December 31
	Note	2022	2021
Assets
Current assets:
Cash		$12,361	$3,259
Marketable securities	4	439	605
Accounts receivable		358	322
Prepaid expenses and deposits		322	502
		13,480	4,688
Non-current assets:
Restricted cash		159	130
Accounts receivable		-	50
Prepaid expenses and deposits		45	266
Property and equipment		1,087	1,191
Mineral interests	5	143,510	160,693
Investments in associates	6c	58,700	-
		203,501	162,330
Total assets		$216,981	$167,018

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$1,894	$1,888
Lease liability		180	104
Flow-through share premium liability	7	1,710	3,124
		3,784	5,116
Non-current liabilities:
Lease liability		284	357
Provision for site reclamation and closure		3,508	4,190
Total liabilities		$7,576	$9,663

Equity:
Share capital	9	$306,328	$295,464
Share option and warrant reserve	10	19,767	18,640
Deficit		(116,690)	(156,749)
Total equity		$209,405	$157,355
Total liabilities and equity		$216,981	$167,018

Commitments (notes 6(b), 14(c)); Subsequent event (note 5)

Approved on behalf of the Board of Directors:

“Forrester A. Clark”	“Steve Cook”
Chief Executive Officer	Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited
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Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Loss (Earnings) and Comprehensive Loss (Income)
(Expressed in thousands of Canadian dollars, except per share amounts – Unaudited)
		Three months ended June 30		Six months ended June 30
	Note	2022	2021	2022	2021
Operating expenses:
Exploration and evaluation	8	$2,814	$3,542	$4,086	$7,230
Fees, salaries, and other employee benefits		984	931	1,742	2,192
Legal and professional		378	453	614	1,370
Marketing and investor relations		338	193	556	785
Insurance		193	132	386	265
Office and administration		76	160	212	360
Regulatory and compliance		87	131	156	248
		4,870	5,542	7,752	12,450

Other expense (income), net:
Net gain on disposition of mineral interests	3	-	-	(48,390)	-
Unrealized net loss (gain) on marketable securities	4	271	(190)	226	742
Net loss from associates	6	1,441	-	1,890	-
Amortization of flow-through share premium	7	(1,011)	(1,332)	(1,414)	(2,555)
Accretion of provision for site reclamation and closure		23	19	40	32
Interest expense		48	25	69	51
Interest income		(45)	(9)	(49)	(29)
Foreign exchange loss		2	5	4	11
		729	(1,482)	(47,624)	(1,748)
Loss (earnings) before taxes		5,599	4,060	(39,872)	10,702
Income tax refunded		(22)	-	(187)	(1,717)
Net loss (earnings)		5,577	4,060	(40,059)	8,985
Total comprehensive loss (income)		$5,577	$4,060	$(40,059)	$8,985

Loss (earnings) per share:
Basic loss (earnings) per share	13	$0.04	$0.03	$(0.31)	$0.08
Diluted loss (earnings) per share	13	$0.04	$0.03	$(0.29)	$0.08

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited
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Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Equity
(Expressed in thousands of Canadian dollars, except share amounts – Unaudited)
	Number of common shares	Share capital	Share option and warrant reserve	Deficit	Total
Balance at December 31, 2020	117,823,857	$294,710	$11,521	$(139,959)	$166,272
Total comprehensive loss	-	-	-	(8,985)	(8,985)
Share options exercised	5,834	6	(1)	-	5
Warrants exercised	101,042	159	(12)	-	147
Share-based compensation	-	-	1,533	-	1,533
Balance at June 30, 2021	117,930,733	$294,875	$13,041	$(148,944)	$158,972

Balance at December 31, 2021	125,720,950	$295,464	$18,640	$(156,749)	$157,355
Total comprehensive income	-	-	-	40,059	40,059
Shares issued pursuant to offering, net of share issue costs (note 9)	13,750,000	10,864	-	-	10,864
Share-based compensation (note 10(a))	-	-	1,127	-	1,127
Balance at June 30, 2022	139,470,950	$306,328	$19,767	$(116,690)	$209,405

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited
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Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars – Unaudited)
		Three months ended June 30		Six months ended June 30
	Note	2022	2021	2022	2021
Operating activities:
Net (loss) earnings		$(5,577)	$(4,060)	$40,059	$(8,985)
Adjusted for:
Interest income		(45)	(9)	(49)	(29)
Items not involving cash:
Net gain on disposition of mineral interests	3	-	-	(48,390)	-
Unrealized net loss (gain) on marketable securities	4	271	(190)	226	742
Depreciation		100	97	186	187
Net loss from associates	6	1,441	-	1,890	-
Amortization of flow-through share premium	7	(1,011)	(1,332)	(1,414)	(2,555)
Accretion of provision for site reclamation and closure		23	19	40	32
Share-based compensation	10	628	620	1,127	1,533
Interest expense on lease liability		21	25	42	51
Other		6	(19)	6	(19)
Changes in non-cash working capital	12	750	(1)	186	333
Cash used in operating activities		(3,393)	(4,850)	(6,091)	(8,710)
Investing activities:
Interest received		45	9	49	29
Acquisition of Eastmain, net of cash acquired		-	-	-	(1,209)
Proceeds from disposition of mineral interests, net of transaction costs	3	-	-	4,479	-
Marketable securities additions	4	(60)	-	(60)	-
Acquisition of Universal Mineral Services	6b	(1)	-	(1)	-
Property and equipment additions		-	(13)	-	(82)
Change in restricted cash		(29)	-	(29)	-
Cash (used in) provided by investing activities		(45)	(4)	4,438	(1,262)
Financing activities:
Lease payments		(63)	(45)	(109)	(89)
Proceeds from issuance of common shares, net of issuance costs	9	10,864	-	10,864	-
Proceeds from share option and warrant exercises		-	136	-	152
Cash provided by financing activities		10,801	91	10,755	63
Increase (decrease) in cash		7,363	(4,763)	9,102	(9,909)
Cash, beginning of the period		4,998	10,215	3,259	15,361
Cash, end of the period		$12,361	$5,452	$12,361	$5,452

Supplemental cash flow information (note 12)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited
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Note 1: Nature of operations

Fury Gold Mines Limited (the “Company” or “Fury Gold”) was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company’s registered and records office is at 1500-1055 West Georgia Street Vancouver, BC, V6E 4N7 and the mailing address is 1630-1177 West Hastings Street, Vancouver, BC, V6E 2K3.

The Company’s principal business activity is the acquisition and exploration of resource projects in Canada. At June 30, 2022, the Company had two principal projects: Eau Claire in Quebec, and Committee Bay in Nunavut.

Sale of Homestake Resources Corporation

On December 6, 2021, the Company entered into a definitive agreement (the “Purchase Agreement”) with Dolly Varden Silver Corporation (“Dolly Varden”) pursuant to which the Company agreed to sell to Dolly Varden a 100% interest in Fury Gold’s wholly owned subsidiary, Homestake Resources Corporation (“Homestake Resources”) in exchange for $5,000 in cash and 76,504,590 common shares in Dolly Varden. Homestake Resources is the owner of a 100% interest in the Homestake Ridge gold-silver project which is located adjacent to the Dolly Varden Project owned by Dolly Varden in the Golden Triangle, British Columbia (“the Dolly Varden Transaction”). The Dolly Varden Transaction completed on February 25, 2022 (note 3). As a result, Fury acquired 76,504,590 common shares of Dolly Varden on February 25, 2022, representing approximately 35.3% of the Dolly Varden Shares outstanding as of the transaction date.

In connection with the Dolly Varden Transaction and as contemplated in the Purchase Agreement, Dolly Varden and Fury Gold have also entered into an investor rights agreement dated February 25, 2022 (the “Investor Rights Agreement”). Pursuant to its obligations under the Investor Rights Agreement, Dolly Varden has appointed Forrester “Tim” Clark, the Chief Executive Officer (“CEO”) of Fury Gold, and Michael Henrichsen, the Chief Geological Officer (“CGO”) of Fury Gold, to the board of directors of Dolly Varden.

Acquisition of 25% equity interest in Universal Mineral Services Ltd (“UMS”)

On April 1, 2022, the Company purchased a 25% share interest in UMS, a private shared-services provider for nominal consideration (note 6). The remaining 75% of UMS is owned equally by three other junior resource issuers, namely Tier One Silver Corporation, Coppernico Metals Inc, and Torq Resources who share a head office location in Vancouver, BC. Previously, UMS had been privately owned by a director in common, Mr. Ivan Bebek, then subsequently from January 1, 2022, by Mr. Steve Cook, another director in common, until March 31, 2022.

UMS is the private company through which its shareholders, including Fury Gold, share geological, financial, and transactional advisory services as well as administrative services on a full, cost recovery basis. Having these services available through UMS, on an as needed basis, allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing 180 days notice. Many of the Company’s key personnel are now, or will be, directly employed by UMS and seconded to the Company and other members of the group.

Response to COVID-19

The situation in Canada regarding COVID-19 remains fluid and permitted activities continue to be subject to change. At the Company’s Eau Claire project in Quebec, on-site measures are in place for non-vaccinated employees to mitigate the potential spread of the COVID-19 virus. These measures include a pre-travel COVID-19 screening questionnaire; a pre-travel COVID-19 PCR testing; and on-site Rapid Testing for COVID-19.

Fury Gold Mines Limited Notes to Q2 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)
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Note 2: Basis of presentation

Statement of compliance

These unaudited condensed interim consolidated financial statements (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Certain disclosures included in the Company’s annual consolidated financial statements (the “consolidated financial statements”) prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) have been condensed or omitted herein. Accordingly, these interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2021.

These interim financial statements were approved and authorized for issuance by the Board of Directors of the Company on August 11, 2022.

Basis of preparation and consolidation

These interim financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control exists when the Company has power over an investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the Company’s returns. The Company’s interim results are not necessarily indicative of its results for a full year.

The subsidiaries (with a beneficial interest of 100%) of the Company at June 30, 2022 were as follows:

Subsidiary	Place of incorporation	Functional currency
North Country Gold Corp. (“North Country”)	BC, Canada	CAD
Eastmain Resources Inc. (“Eastmain”)	ON, Canada	CAD
Eastmain Mines Inc. (“Eastmain Mines”) (a)	Canada	CAD
Fury Gold USA Limited (“Fury Gold USA”) (b)	Delaware, U.S.A.	USD

(a) Company incorporated federally in Canada.

(b) Fury Gold USA was incorporated on November 21, 2021 and provides certain administrative services with respect to employee benefits for US resident personnel.

These interim financial statements also include a 33.2% investment in Dolly Varden and a 25% investment in UMS (note 6) that are accounted for using the equity method.

These interim financial statements have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value (note 14). All amounts are expressed in thousands of Canadian dollars unless otherwise noted. Reference to US$ are to United States dollars. All intercompany balances and transactions have been eliminated.

Segmented information

The Company’s operating segments are reviewed by the key decision maker to make decisions about resources to be allocated to the segments and to assess their performance. The Company operates in one reportable operating segment, being the acquisition, exploration, and development of mineral resource properties, and in one geographical location, Canada.

Critical accounting estimates, judgements, and policies

The preparation of financial statements in accordance with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Fury Gold Mines Limited Notes to Q2 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)
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In preparing the Company’s interim financial statements for the three and six months ended June 30, 2022, the Company applied the significant accounting policies and critical accounting estimates and judgements disclosed in notes 3 and 5, respectively, of its consolidated financial statements for the year ended December 31, 2021, except as noted below:

Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policy decisions.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of its associate are recognized in net (earnings)/loss during the period.

New and amended standards not yet effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods beginning after December 31, 2022. The Company has not early adopted any of these pronouncements, and they are not expected to have a significant impact in the foreseeable future on the Company’s consolidated financial statements once adopted.

Note 3: Sale of Homestake Resources

On February 25, 2022, the Company completed the sale of Homestake Resources to Dolly Varden for cash proceeds of $5,000 and 76,504,590 common shares of Dolly Varden (note 6). The Company’s resulting interest in Dolly Varden represented approximately 35.3% of the issued and outstanding common shares of Dolly Varden on February 25, 2022, which has been accounted for using the equity method. The Company recognized a gain of $48,390, net of transaction costs of $589, on the date of disposition, calculated as follows:

Net assets derecognized:	Total
Mineral interests	$16,460
Reclamation bond	68
$16,528
Net proceeds:
Cash	$5,000
Working capital adjustment	68
76,504,590 common shares of Dolly Varden	60,439
Transaction costs	(589)
$64,918
Net gain on disposition	$48,390

The fair value of the common shares of Dolly Varden received on date of disposition is based on the market price of the shares at the date of disposition of $0.79.

The Company has sufficient non-capital losses as at June 30, 2022 to offset the capital gain arising on disposition of Homestake Resources. As such, there is nil tax payable on the sale of Homestake Resources.

Fury Gold Mines Limited Notes to Q2 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)
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Note 4: Marketable securities

The marketable securities held by the Company were as follows:

Total
Balance at December 31, 2020	$2,675
Additions	110
Sale of marketable securities	(1,000)
Realized loss on disposition	(311)
Unrealized net loss	(869)
Balance at December 31, 2021	$605
Additions	60
Unrealized net loss	(226)
Balance at June 30, 2022	$439

During the year ended December 31, 2021, the Company sold 1,581,177 common shares of Benz Mining Corp (“Benz Mining”) for total proceeds of $1,000. Upon disposition, the Company realized a loss of $311, representing the decline in market value from the deemed date of acquisition of the shares on October 9, 2020, as part of the acquisition of Eastmain to date of disposition.

During the three months ended June 30, 2022, the Company exercised 500,000 common share warrants at an exercise price of $0.12 in exchange for 500,000 common shares of Benz Mining.

Purchases and sales of marketable securities are accounted for as of the trade date.

Note 5: Mineral interests

The Company’s principal resource properties are located in Canada.

Quebec

The Company maintains interests in 12 properties within the James Bay region of Quebec. The principal projects are:

Eau Claire

The Company owns a 100% interest in the Eau Claire project located immediately north of the Eastmain reservoir, approximately 10 kilometres (“km”) northeast of Hydro Quebec’s EM-1 hydroelectric power facility, 80 km north of the town of Nemaska, 320 km northeast of the town of Matagami, and 800 km north of Montreal, Quebec. The property consists of map-designated claims totaling approximately 23,000 hectares.

Eastmain Mine

The Eastmain Mine project hosts the Eastmain Mine gold deposit. The past-producing Eastmain Mine project comprises 152 mineral claims and an industrial lease. Located on the eastern most part of the Upper Eastmain River Greenstone Belt of the James Bay District of northern Quebec, the property covers approximately 80 km2 of highly prospective terrain.

In 2019, Benz Mining entered into an option agreement with Eastmain to allow Benz Mining the option to earn a 75% interest in the Eastmain Mine property in return for making option payments of $2,320 between October 2019 and October 2023, and incurring exploration expenditures of $3,500 on the property. The option payments may be settled in both cash and shares. Upon completion of the first option to earn 75%, Benz Mining may acquire the remaining 25% interest upon payment of $1,000 upon closing of project financing, and $1,500 upon commencement of commercial production. This option agreement was subsequently amended in April 2020 to grant Benz Mining the option to earn up to 100% of the Ruby Hill properties located to the west of the Eastmain Mine project. The Company would retain 1-2% net smelter return (“NSR”) royalties pursuant to the amended agreement are due annually in October.

Fury Gold Mines Limited Notes to Q2 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)
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Éléonore South Joint Venture

The Éléonore South Joint Venture project consists of two separate blocks of map-designated claims, comprising a total of 282 claims covering approximately 147 km2 of the Opinaca area of James Bay, Quebec. The Éléonore West block consists of 34 mineral claims covering approximately 18 km2, while the Éléonore South block contains 248 claims extending over an area of approximately 130 km2. The project is a three-way joint venture agreement between Eastmain, Azimut Exploration Inc. (“Azimut”), and Goldcorp Canada Ltd. (“Goldcorp Canada”), a wholly owned subsidiary of Newmont Corporation (“Newmont”). Project ownership is based on participation in the funding of annual exploration programs. At June 30, 2022 the project was held by the joint operation partners approximately as follows: Fury Gold 38.12%, Goldcorp Canada 38.11%, and Azimut 23.77%.

Subsequently to the end of the second quarter, on August 8, 2022, the Company announced that the Company and Newmont, through their respective subsidiaries, had concurrently agreed to purchase Azimut’s 23.77% interest in the project for approximately $1,200. Upon completion of the purchase, which is expected to occur in the third quarter of 2022 and is subject to certain conditions precedent, the Company and Newmont will hold interest of 50.022% and 49.978%, respectively. The Company will remain as operator.

Nunavut

Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes approximately 280,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill province of Nunavut. The Committee Bay project is subject to a 1% NSR royalty on gold production, with certain portions subject to an additional 1.5% NSR royalty. The 1.5% NSR royalty is payable on only 7,596 hectares and can be purchased by the Company within two years of commencement of commercial production for $2,000 for each one-third (0.5%) of the 1.5% NSR royalty.

Gibson MacQuoid

In 2017, the Company acquired a number of prospecting permits and mineral claims along the Gibson MacQuoid Greenstone Belt in Nunavut, Canada. In 2019, the Company staked additional claims, which overlapped the Company’s prospecting claims that expired in February 2020, to maintain a contiguous land package over the Company’s current areas of interest. The Company’s claims, which are located between the Meliadine deposit and Meadowbank mine, cover approximately 120 km of strike length of the prospective greenstone belt and total 51,622 hectares collectively.

	Quebec	Nunavut	British Columbia	Total
Balance at December 31, 2020	$125,354	$19,358	$16,060	$160,772
Option payment received	(260)	-	-	(260)
Purchase of Homestake Ridge royalty	-	-	400	400
Disposition of mineral interests	(50)	-	-	(50)
Change in estimate of provision for site reclamation and closure	50	(219)	-	(169)
Balance at December 31, 2021	$125,094	$19,139	$16,460	$160,693
Sale of Homestake Resources (note 3)	-	-	(16,460)	(16,460)
Change in estimate of provision for site reclamation and closure	(391)	(332)	-	(723)
Balance at June 30, 2022	$124,703	$18,807	$-	$143,510

Fury Gold Mines Limited Notes to Q2 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)
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Note 6: Investment in associates

(a) Acquisition of Dolly Varden

The Dolly Varden Transaction completed on February 25, 2022. As a result, Fury acquired 76,504,590 Dolly Varden Shares on February 25, 2022, representing approximately 35.3% of the Dolly Varden Shares outstanding. During the six months ended June 30, 2022, Dolly Varden completed a private placement which included the issuance of 11.3 million common shares, resulting in the Company’s equity interest being diluted to 33.2% as of June 30, 2022. Dolly Varden holds a 100% interest in the gold-silver Kitsault Valley project including the Dolly Varden Project and the Homestake Ridge gold-silver project, located in the southern tip of the Golden Triangle of British Columbia.

(b) Acquisition of UMS

On April 1, 2022, the Company purchased a 25% share interest in UMS for nominal consideration (note 1). The Company further recognized as part of its net investment in UMS, a cash deposit of $150 which is held by UMS for the purposes of general working capital, and which will only be returned to the Company upon termination of the UMS arrangement.

As part of the UMS arrangement, the Company is contractually obliged to pay certain rental expenses in respect of a ten-year office lease entered into by UMS on July 1, 2021. As at June 30, 2022, the Company expects to incur approximately $556 in respect of its share of future rental expense of UMS.

(c) Summarized financial information of the Company’s investments in associates:

The carrying amounts of the Company’s investments in associates as at June 30, 2022 were as follows:

	Dolly Varden	UMS	Total
Carrying amount at December 31, 2021	$-	$-	$-
Acquisition of equity investment (note 3)	60,439	-	60,439
Company’s share of net loss of associates	(449)	-	(449)
Carrying amount at March 31, 2022	59,990	$-	$59,990
Acquisition of equity investment	-	151	151
Company’s share of net loss of associates	(1,406)	(35)	(1,441)
Carrying amount at June 30, 2022	$58,584	$116	$58,700

The fair market value of the Company’s investment in Dolly Varden as at June 30, 2022 was $52,788 based upon a closing share price of $0.69.

For the three months ended June 30, 2022, the Company’s equity share of net loss of the Company’s associates on a 100% basis were as follows:

Three months ended June 30, 2022	Dolly Varden	UMS
Cost recoveries	$-	$(1,690)
Exploration and evaluation	4,059	665
Marketing	272	181
Share-based compensation	258	-
Administrative and other	(354)	983
Net loss of associate, 100%	4,235	139
Company's share of net loss of associates	$1,406	$35

Fury Gold Mines Limited Notes to Q2 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)
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For the six months ended June 30, 2022, the Company’s equity share of net loss of the Company’s associates on a 100% basis were as follows:

Six months ended June 30, 2022	Dolly Varden	UMS
Cost recoveries	$-	$(1,690)
Exploration and evaluation	4,183	665
Marketing	484	181
Share-based compensation	1,080	-
Administrative and other	(241)	983
Net loss of associate, 100%	5,506	139
Company's share of net loss of associates	$1,855	$35

The Company’s equity share of net assets of associates at June 30, 2022 is as follows:

	Dolly Varden	UMS
Current assets	$22,866	$1,209
Non-current assets	157,440	2,791
Current liabilities	(3,689)	(2,013)
Non-current liabilities	-	(1,523)
Net assets, 100%	176,617	464
Company’s equity share of net assets of associate	$58,584	$116

(d) Services rendered and balances with UMS

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Exploration and evaluation costs	$252	$82	$303	$132
Marketing and investor relations	5	(15)	5	8
General and administration	233	79	351	137
Total transactions for the period	$490	$146	$659	$277

The outstanding balance owing at June 30, 2022, was $237 (December 31, 2021 – $142) which is included in accounts payable. In addition, the Company had $19 in current prepaids (December 31, 2021 – $56) representing certain geological software licenses purchased on behalf of the Company by UMS, and which are amortized over twelve months.

Note 7: Flow-through share premium liability

Flow-through shares are issued at a premium, calculated as the difference between the price of a flow-through share and the price of a common share at that date. Tax deductions generated by eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced. In July 2020, in response to the economic impact of COVID-19, the Government of Canada extended the timelines for eligible expenditures from 24 to 36 months.

In September 2020, the Company completed an equity financing by raising $23,000 through the issuance of 7,750,000 subscription receipts. Out of the subscription receipts sold, 5,000,000 were flow-through receipts for gross proceeds of $17,500 and were exchanged for Fury Gold common shares designated as flow-through shares, while 2,750,000 subscription receipts were sold as non-flow-through for gross proceeds of $5,500 and exchanged for Fury Gold common shares. The flow-through proceeds are being used for mineral exploration in Quebec. The Company is committed to incur the remaining exploration expenditures of $3,992 (December 31, 2021 – $7,290) before December 31, 2022, which was renounced to investors in December 2020.

Fury Gold Mines Limited Notes to Q2 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)
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The flow-through share funding and expenditures, along with the corresponding impact on the flow-through share premium liability, were as follows:

Quebec	Flow-through funding and expenditures	Flow-through Premium liability
Balance at December 31, 2020	$18,079	$7,644
Flow-through eligible expenditures	(10,789)	(4,520)
Balance at December 31, 2021	$7,290	$3,124
Flow-through eligible expenditures	(3,298)	(1,414)
Balance at June 30, 2022	$3,992	$1,710

Note 8: Exploration and evaluation costs

For the three and six months ended June 30, 2022 and 2021, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	British Columbia	Total
Assaying	$267	$10	$-	$277
Exploration drilling	699	-	-	699
Camp cost, equipment, and field supplies	319	39	-	358
Geological consulting services	30	2	-	32
Geophysical analysis	7	-	-	7
Permitting, environmental and community costs	63	60	-	123
Expediting and mobilization	4	-	-	4
Salaries and wages	768	20	-	788
Fuel and consumables	187	-	-	187
Aircraft and travel	144	-	-	144
Share-based compensation	190	5	-	195
Three months ended June 30, 2022	$2,678	$136	$-	$2,814

	Quebec	Nunavut	British Columbia	Total
Assaying	$719	$10	$2	$732
Exploration drilling	1091	30	-	1,121
Camp cost, equipment, and field supplies	382	63	5	450
Geological consulting services	83	-	1	84
Geophysical analysis	-	-	-	-
Permitting, environmental and community costs	27	47	15	89
Expediting and mobilization	44	41	-	85
Salaries and wages	598	35	13	646
Fuel and consumables	136	-	-	136
Aircraft and travel	55	2	-	57
Share-based compensation	114	22	6	142
Three months ended June 30, 2021	$3,250	$250	$42	$3,542

Fury Gold Mines Limited Notes to Q2 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)
13

	Quebec	Nunavut	British Columbia	Total
Assaying	$429	$28	$2	$459
Exploration drilling	713	-	-	713
Camp cost, equipment, and field supplies	450	97	10	557
Geological consulting services	6	4	-	10
Geophysical analysis	127	-	-	127
Permitting, environmental and community costs	92	119	-	211
Expediting and mobilization	6	-	-	6
Salaries and wages	1,211	34	1	1,246
Fuel and consumables	267	-	-	267
Aircraft and travel	163	-	-	163
Share-based compensation	320	6	1	327
Six months ended June 30, 2022	$3,784	$288	$14	$4,086

	Quebec	Nunavut	British Columbia	Total
Assaying	$1,098	$40	$16	$1,154
Exploration drilling	2,363	30	-	2,393
Camp cost, equipment, and field supplies	757	122	8	887
Geological consulting services	259	34	3	296
Geophysical analysis	149	-	-	149
Permitting, environmental and community costs	122	81	28	231
Expediting and mobilization	51	41	-	92
Salaries and wages	1,102	80	33	1,215
Fuel and consumables	310	35	-	345
Aircraft and travel	116	2	1	119
Share-based compensation	274	56	19	349
Six months ended June 30, 2021	$6,601	$521	$108	$7,230

Fury Gold Mines Limited Notes to Q2 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)
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Note 9: Share capital

Authorized

Unlimited common shares without par value.

Unlimited preferred shares – nil issued and outstanding.

Share issuances

Six months ended June 30, 2022:

i.

The Company closed the “April 2022 Offering”, a non-brokered private equity placement, for gross proceeds of $11,000 and consisted of 13,750,000 common shares priced at $0.80 per share. Proceeds from the Private Placement will be used to fund continued exploration at the Company’s Eau Claire project in Quebec and for general working capital.

Share issue costs related to the April 2022 Offering totaled $136. A reconciliation of the impact of the private placement on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $0.80 per share	13,750,000	$11,000
Share issue costs	-	(136)
Proceeds net of share issue costs	13,750,000	$10,864

Six months ended June 30, 2021:

i.

5,834 shares were issued as a result of share options being exercised with a weighted average exercise price of $0.86 for gross proceeds of $5. An amount of $1 attributed to these share options was transferred from the equity reserves and recorded against share capital.

ii.

101,042 shares were issued as a result of share warrants being exercised with a weighted average exercise price of $1.46 for gross proceeds of $147. An amount of $12 attributed to these share warrants was transferred from the equity reserves and recorded against share capital.

Note 10: Share option and warrant reserves

(a) Share-based compensation expense

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees, and other service providers. During the three and six months ended June 30, 2022 and 2021, the share-based compensation expense was as follows:

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Recognized in net loss (earnings) and included in:
Exploration and evaluation costs	$195	$142	$327	$349
Fees, salaries and other employee benefits	433	478	800	1,184
Total share-based compensation expense	$628	$620	$1,127	$1,533

Fury Gold Mines Limited Notes to Q2 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)
15

During the three and six months ended June 30, 2022, the Company granted 1,685,000 and 3,430,000 share options, respectively (three and six months ended June 30, 2021 – 130,000 and 130,000, respectively) to directors, officers, employees, and certain consultants who provide certain on-going services to the Company, representative of employee services. The weighted average fair value per option of these share options for the three and six months ended June 30, 2022 was calculated as $0.48 and $0.46, respectively, using the Black-Scholes option valuation model at the grant date.

The fair value of the share-based options granted during the three and six months ended June 30, 2022 was based on the following weighted average assumptions:

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Risk-free interest rate	2.79%	1.01%	2.20%	1.01%
Expected dividend yield	Nil	Nil	Nil	Nil
Share price volatility	67%	68%	67%	68%
Expected forfeiture rate	15%	0%	5%	0%
Expected life in years	5.0	4.9	5.0	4.9

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The expected forfeiture rate and the expected life in years are based on historical trends.

(b) Share option plan

The Company maintains a rolling share option plan providing for the issuance of share options up to 10% of the Company’s issued and outstanding common shares at the time of the grant. The Company may grant share options from time to time to its directors, officers, employees, and other service providers. The share options typically vest as to 25% on the date of the grant and 12.5% every three months thereafter for a total vesting period of 18 months.

The number of share options issued and outstanding and the weighted average exercise price were as follows:

	Number of share options	Weighted average exercise price ($/option)
Outstanding, December 31, 2020	8,141,004	$2.67
Granted	1,405,000	1.03
Exercised	(5,834)	0.86
Expired	(1,685,048)	3.62
Forfeited	(1,103,125)	2.04
Outstanding, December 31, 2021	6,751,997	$2.00
Granted	3,430,000	1.00
Expired	(511,972)	4.93
Forfeited	(633,436)	1.89
Outstanding, June 30, 2022	9,036,589	$1.46

Fury Gold Mines Limited Notes to Q2 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)
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As at June 30, 2022, the number of share options outstanding was as follows:

	Options outstanding			Options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.56 – $1.95	6,185,969	1.12	3.97	3,140,970	1.22	3.39
$2.05 – $3.26	2,847,703	2.19	3.06	2,847,703	2.19	3.06
$8.23	2,917	8.23	0.20	2,917	8.23	0.20
	9,036,589	1.46	3.68	5,991,590	1.68	3.23

(c) Share purchase warrants

The number of share purchase warrants outstanding at June 30, 2022 was as follows:

	Warrants outstanding	Weighted average exercise price ($/share)
Outstanding at December 31, 2020	1,626,740	$1.66
Issued	7,461,450	1.20
Exercised	(101,042)	1.46
Expired	(775,695)	1.42
Outstanding at December 31, 2021	8,211,453	$1.27
Expired	(412,190)	1.11
Outstanding at June 30, 2022	7,799,263	$1.28

The following table reflects the warrants issued and outstanding as of June 30, 2022:

Expiry date	Warrants outstanding	Exercise price ($/share)
September 12, 2022	337,813	2.96
October 6, 2024	5,085,670	1.20
October 12, 2024	2,375,780	1.20
Total	7,799,263	1.28

Fury Gold Mines Limited Notes to Q2 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)
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Note 11: Key management personnel

Key management personnel include Fury Gold’s board of directors and certain executive officers of the Company, including the CEO and Chief Financial Officer (“CFO”).

On April 1, 2022, the Company entered into a shared services agreement with UMS, in which the Company holds a 25% interest (note 6). Under the shared services agreement, the Company’s CFO, Senior Vice President, Exploration (“SVP, Exploration”), and CGO terminated their direct employment status with the Company, became employed by UMS and then entered into secondment employment arrangements between the Company and UMS.

The remuneration of the Company’s key management personnel was as follows:

	Three months ended June 30		Six months ended June 30
	2022	2021(b)	2022	2021(b)
Short-term benefits provided to executives(a)	$545	$231	$777	$548
Directors’ fees paid to non-executive directors	53	55	100	107
Share-based payments	430	391	743	1,054
Total	$1,028	$677	$1,620	$1,709

(a) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the condensed interim consolidated statements of financial position, and other annual employee benefits.

(b) As a result of the acquisition of Eastmain and the formation of a new board of directors and management team, certain former key management personnel of the Company were provided with transition contracts to support the formation of Fury Gold until April 2021. For the three and six months ended June 30, 2021, $9 and $96 of short-term benefits, respectively, and $nil and $54 of share-based payment expense were recognized in the condensed interim consolidated statements of (earnings) loss and comprehensive (income) loss in respect of these transition arrangements.

Note 12: Supplemental cash flow information

The impact of changes in non-cash working capital was as follows:

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Accounts receivable	$(93)	$141	$14	$396
Prepaid expenses and deposits	231	191	183	(13)
Accounts payable and accrued liabilities	612	(333)	(11)	(50)
Change in non-cash working capital	$750	$(1)	$186	$333
Operating activities include the following cash received:
	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Income taxes refunded	$22	$-	$187	$1,717

Fury Gold Mines Limited Notes to Q2 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)
18

Note 13: Loss (earnings) per share

For the three and six months ended June 30, 2022, and 2021, the weighted average number of shares outstanding and loss (earnings) per share were as follows:

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Net loss (earnings)	$5,577	$4,060	$(40,059)	$8,985
Weighted average basic number of shares outstanding	136,600,071	117,893,013	131,266,530	117,861,667
Basic loss (earnings) per share	$0.04	$0.03	$(0.31)	$0.08
Weighted average diluted number of shares outstanding	136,600,071	117,893,013	139,492,021	117,861,667
Diluted (earnings) loss per share	$0.04	$0.03	$(0.29)	$0.08

All of the outstanding share options and share purchase warrants at June 30, 2021 were anti-dilutive for the periods then ended as the Company was in a loss position. Additionally, all of the outstanding share options and share purchase warrants at June 30, 2022 were anti-dilutive for the three months ended June 30, 2022 as the Company was in a loss position.

Note 14: Financial instruments

The Company’s financial instruments as at June 30, 2022 consisted of cash, accounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(a) Financial assets and liabilities by categories

	At June 30, 2022			At December 31, 2021
	Amortized Cost	FVTPL	Total	Amortized Cost	FVTPL	Total
Cash	$12,361	$-	$12,361	$3,259	$-	$3,259
Marketable securities	-	439	439	-	605	605
Deposits	25	-	25	243	-	243
Accounts receivable	358	-	358	372	-	372
Total financial assets	12,744	439	13,183	3,874	605	4,479
Accounts payable and accrued liabilities	1,894	-	1,894	1,888	-	1,888
Total financial liabilities	$1,894	$-	$1,894	$1,888	$-	$1,888

(b) Financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The Company’s policy to determine when a transfer occurs between levels is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. No transfers occurred between the levels during the period.

Fury Gold Mines Limited Notes to Q2 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)
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The Company’s financial instruments measured at fair value on a recurring basis were as follows:

	At June 30, 2022		At December 31, 2021
	Level 1	Level 2	Level 1	Level 2(1)
Marketable securities	439	-	282	323

(1) Marketable securities included in level 2 as at December 31, 2021 include warrants that are valued using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates.

During the three and six months ended June 30, 2022, there were no financial assets or financial liabilities transferred, measured, and recognized in the condensed interim consolidated statements of financial position at fair value that would be categorized as level 3 in the fair value hierarchy.

(c) Financial instruments and related risks

The Company’s financial instruments are exposed to liquidity risk, and market risks, which include currency risk and price risk. As at June 30, 2022, the primary risks were as follows:

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company proactively manages its capital resources and has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current exploration plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, taking into account its anticipated cash outflows from exploration activities, and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at June 30, 2022, the Company had unrestricted cash of $12,361 (December 31, 2021 – $3,259), working capital surplus of $9,696 (December 31, 2021 – working capital deficit of $428), which the Company defines as current assets less current liabilities, and an accumulated deficit of $116,690 (December 31, 2021 – $156,749). The Company notes that the flow-through share premium liability, which reduced the Company’s working capital by $1,710 (December 31, 2021 – $3,124), is not settled through cash payment. Instead, the flow-through share premium liability will be drawn down as the Company incurs exploration expenditures for the Eau Claire project. During the three and six months ended June 30, 2022, Fury Gold recognized net loss and net earnings of $5,577 and $40,059, respectively, (three and six months ended June 30, 2021 – net losses of $4,060 and $8,985) primarily arising from the sale of Homestake Resources (note 3). The Company expects to incur future operating losses in relation to exploration activities. With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration and development of its mineral properties.

The Company’s contractual obligations are as follows:

	Within 1 year	2 to 3 years	Over 3 years	At June 30 2022	At December 31 2021
Accounts payable and accrued liabilities	$1,894	$-	$-	$1,894	$1,888
Quebec flow-through expenditure requirements	3,992	-	-	3,992	7,290
Undiscounted lease payments	249	346	-	595	622
Total	$6,135	$346	$-	$6,481	$9,800

The Company entered into a drilling contract in November 2020, for which the Company has committed to drill a total of 50,000 metres. As at June 30, 2022, the company remains obligated to drill a further 9,000 metres in Quebec. The expenditures for the remaining drilling metres will be applied against the flow-through expenditure requirements included in the table above.

Fury Gold Mines Limited Notes to Q2 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)
20

The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure all the Company’s properties remain in good standing. Cash payments of $49 and $71 were made during the three and six months ended June 30, 2022 (three and six months ended June 30, 2021 - $nil and $266), in respect of these mineral claims, with $100 recognized in prepaid expenses as at June 30, 2022 (June 30, 2021 – $214).

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

i. Currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the Canadian dollar). The Company’s foreign currency exposure related to its financial assets and liabilities held in US dollars was as follows:

	At June 30 2022	At December 31 2021
Financial assets
US$ bank accounts	$10	$569
Financial liabilities
Accounts payable	(34)	(160)
	$(24)	$409

A 10% increase or decrease in the US dollar to Canadian dollar exchange rate would not have a material impact on the Company’s net loss.

ii. Price risk

The Company holds certain investments in marketable securities (note 4) which are measured at fair value, being the closing share price of each equity security at the date of the condensed interim consolidated statements of financial position. The Company is exposed to changes in share prices which would result in gains and losses being recognized in the earnings for the period. A 10% increase or decrease in the Company’s marketable securities’ share prices would not have a material impact on the Company’s net income.

Fury Gold Mines Limited Notes to Q2 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)
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